SHINE MEDIA ACQUISITION CORP.
29 Level, Central Plaza
381 Huai Hai Zhong Road
Shanghai. China 200020

October 23, 2008

Via EDGAR

United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	Jay Williamson, Esq.
Ethan Horowitz

Re:	Green China Resources, Inc.
Registration Statement on Form S-4
File No. 333-151842
Originally filed June 23, 2008

Dear Sirs:

We filed Amendment No. 2 to the Registration Statement on Form S-4 of Green China Resources, Inc., a British Virgin Islands company, and Shine Media Acquisition Corp., a Delaware company, which reflects the responses to the Staff comments made on the filing of Amendment No. 1 to the Registration Statement, by letter dated September 26, 2008. The amendment was filed on October 14, 2008.

We are modifying the letter previously submitted by our counsel in respect of the several accounting comments of the Staff in its September 26, 2008 letter. With respect to our previous response to your comment 73, in which we had our attorney indicate that the periodic report filings would be made at the time of the filing of Amendment No. 2, based on our conversation with you, it has been agreed with the Staff that the company would first submit this letter with its forms of responses to the Forms 10-K and 10Q to get the Staff input to the responses that the Company will make before filing.

Below are the several accounting comments raised by the Staff and the proposed responses. The comments are keyed to the SEC letter dated September 26, 2008.

Please let me know if you require any paper or courtesy copies of the Registration Statement. We have provided an electronic, redline filing of the Registration Statement. Please note that the Annexes and attached proxy card have not been redlined.

We respectfully request that the Staff review this filing on an expedited basis, to permit Shine Media Acquisition Corp. to provide its stockholders with the opportunity to vote on whether they approve the contemplated business combination.

Shine Media Acquisition Corp. Financial Statements

For the Years Ended December 31, 2007 and 2006

Statement of Stockholders' Equity, F-86

66
We note your response to our prior comment 141, but we did not find the noted revision in our review of your amended filing. We note that $417,574 worth of shares were reclassified to "common stock subject to possible redemption"; however, it appears that this reclassification should be presented as a decrease to additional paid in capital and an increase to liabilities. Please clarify or advise.

Response:

The financial statements have been amended to answer the Staff comment. Please see the attached financial statements for the accounting treatment for the reclassification as a decrease to additional paid in capital and increase to liabilities in the 2007 balance sheet.

Exchange Act Filings

Please revise your Exchange Act filings, as necessary, to comply with the above comments.

Response:
73
The company will re-file its Form 10K and the Forms 10Q for the first and second quarters in response to the changes necessitated by this letter, once the proposed changes have been cleared with the Staff of the SEC. Additionally, when the S-4 is resubmitted by a further amendment, the financial statements of Shine Media Acquisition Corp. therein will be updated and any other corresponding updates will be made to the other disclosure therein.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 9A - Controls and Procedures, page 40

74
We note that in your amended Form 10-K your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us how management's failure to provide the disclosure required by paragraph (a)(2) of Item 308T of Regulation S-K impacts the conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Response:

The following is the proposed changes to the Item 9A disclosure:

Evaluation of Disclosure Controls and Procedures

The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files and submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our management, including our chief executive officer and chief financial officer, has concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective because (i) we failed to disclose the framework used by management to evaluate the effectiveness of internal control over financial reporting in our Original Annual Report and (ii) that the financial statements had a mistake in the Statement of Cash Flows and the supplemental information thereto for 2007 and the cumulative period ended December 31, 2007, by not reporting $1,647 of interest paid in 2007.

We remedied the failure of our disclosure controls and procedures by amending our Original Annual Report to disclose the framework used by management to evaluate the effectiveness of internal control over financial reporting. We also remedied the failure of our disclosure controls and procedures by restating our financial statements for the reporting of interest paid in 2007.

Remediation

Management has implemented additional review procedures designed to ensure that the disclosure provided by the Company meets the then current requirements of the applicable filing made under the Exchange Act and methodology to review the statements.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The evaluation of the internal control over financial reporting includes using the COSO framework, an integrated framework for the evaluation of internal controls issued by the Committee of Sponsoring Organizations of the Treadway Commission, to identify the risks and control objectives related to the evaluation of our control environment. Based on the evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2007, our internal control over financial reporting was not effective because of the above disclosed disclosure weaknesses.

Despite the assessment that the system of internal control over financial reporting was ineffective and the above disclosed material weaknesses, management believes that the financial statements contained in this Form 10-K filed with the SEC fairly present our financial position and results of operations for the years covered thereby in all material respects.

No Attestation Report

This annual report does not include an attestation report of the registered public accounting firm of the Company regarding internal control over financial reporting. The management’s report on internal controls over financial reporting was not subject to attestation by the registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only a management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 10-K, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting, page 40

75	Pursuant to Item 308T of Regulation S-K, please revise to disclose management's conclusion regarding the effectiveness of internal control over financial reporting as of December 31, 2007.

Response:
See the response to comment 74.

The company is enclosing the financial statements of Shine Media Acquisition Corp. which will be inserted in the Form 10-K, and when the S-4 is next amended, inserted therein. The changes are marked. These financial statements show the reclassification of the common stock subject to possible redemption and the changes relating to the interest paid in the supplemental disclosure which was not accounted for properly in the company's Statement of Cash Flows for 2007. The company decided to restate the Statement of Cash Flows, specifically in Accrued Expenses and Payment of Interest On Notes Payable, Stockholders because of the interest paid mistake.

The company evaluated the need to file a Form 8-K report as to the issue of whether or not the financial statements were reliable. Management determined because the mistake was $1,647, the financial statements error was not material and the statements were reliable in all other respects. The fact that the financial statements were restated did not change this evaluation.

If the Staff of the SEC has further comments, please be sure to send them to our attorney, Andrew Hudders, at the fax number 212-754-0330, as well as to the undersigned.

Sincerely,

/s/ Hock Ong

Hock Ong
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Shine Media Inc.

We have audited the accompanying balance sheet of Shine Media Inc. (a Delaware corporation) as of December 31, 2007, and the related consolidated statements of income, stockholders' deficit, and cash flows for the year ended December 31, 2007 and for the period from inception (June 24, 2005) till December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shine Media Inc. as of December 31, 2007, and the results of their operations, stockholders' equity and their cash flows for the year ended December 31, 2007 and for the period from inception (June 24, 2005) till December 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s fourth amended and restated certificate of incorporation provides for mandatory liquidation of the Company, without stockholder approval, in the event that the Company does not consummate a business combination within 18 months from the date of the consummation of the Public Offering, or 24 months from the consummation of the Public Offering if certain extension criteria have been satisfied. The Public Offering was consummated on December 27, 2006. The Company has not consummated a business combination through the date of this report.

As discussed in Note 13, the financial statements for the year ended December 31, 2007 have been restated.

/s/ Kabani & Company, Inc.
Certified Public Accountants

Los Angeles, California
March 01, 2008, except for Note 13, which is as of October 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Shine Media Acquisition Corp.

We have audited the accompanying balance sheet of Shine Media Acquisition Corp. (a corporation in the development stage), as of December 31, 2006, and the related statement of operations, stockholders’ equity, and cash flows for the year ended December 31, 2006, and for the period from June 24, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shine Media Acquisition Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, and for the period from June 24, 2005 (inception) to December 31, 2005, in conformity with United States generally accepted accounting principles.

/S/ Goldstein Golub Kessler LLP

Goldstein Golub Kessler LLP
New York, New York
April 12, 2007

SHINE MEDIA ACQUISITION CORP.
(a development stage company)
BALANCE SHEET

ASSETS	December 31, 2007	December 31, 2006
Current assets
Cash & cash equivalents	550,487	773,484
Cash in trust, restricted	$40,334,785	$33,931,152
Prepaid	47,867	—
Other receivable	2,952	—
Total assets	$40,936,091	$34,704,636

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$630,363	$138,647
Accrued offering costs	1,087,229	1,040,500
Due to stockholders	—	54,460
Total current liabilities	$1,717,592	$1,233,607

Common stock subject to possible redemption-1,379,310 shares at redemption value- restated	8,062,924	6,600,198

Total liabilities	$9,780,516	$7,833,805

Stockholders’ equity
Preferred stock, $.0001 par value, authorized 1,000,000 shares; none issued	—	—
Common stock, $.0001 par value, authorized 89,000,000 shares; issued and outstanding- 7,633,333 shares as at December 31, 2006, and 8,758,333 shares as at December 31,2007	876	763
Paid-in capital in excess of par- restated	30,629,855	27,012,868
Comprehensive gain	19,390	—
Retained earnings/(Accumulated deficit) during the development stage	505,454	(142,800)
Total stockholders’ equity	31,155,575	26,870,831
Total liabilities and stockholders’ equity	$40,936,091	$34,704,636

See accompanying notes to financial statements

SHINE MEDIA ACQUISITION CORP.
(a development stage company)
STATEMENT OF OPERATIONS

	For the Year ended December 31, 2007	For the Year ended December 31, 2006	For the Period from June 24, 2005 (Inception) to December 31, 2005	For the Period from June 24, 2005 (Inception) to December 31, 2007
Operating costs

Professional fees	(68,099)	(34,500)	—		(102,599)

Franchise Tax	(63,164)	(102,500)	—		(165,664)

Other operating costs	$(365,264)	$(6,845)	$(3,455)		$(375,564)

Total operating costs	$(496,527)	$(143,845)	$(3,455)		$(643,827)

Interest Income	1,734,516	14,182	765		1,749,463

Interest Expense	—	(7,243)	(3,204)		(10,447)

Net income (loss)	$1,237,989	$(136,906)	$(5,894)		$1095,189

Provision for income tax	589,735	—	—		589,735

Net income(loss) after tax	$648,254	$(136,906)	$(5,894)		$505,454

Weighted average shares outstanding
Basic	8,675,114	1,567,215	1,500,000
Diluted	22,341,963	1,567,215	1,500,000

Net income (loss) per share				$
Basic	$0.07	$(0.09)	$(0.00)
Diluted	$0.03	$(0.09)	$(0.00)

See accompanying notes to financial statements

SHINE MEDIA ACQUISITION CORP.
(a development stage company)
STATEMENT OF CASH FLOWS

	For the Year ended December 31, 2007	For the Year ended December 31, 2006	For the period from June 24, 2005 (Inception) to December 31, 2005	For the period from June 24 , 2005 (Inception) to December 31, 2007
Cash flows from operating activities
Net income (loss)	$648,254	$(136,906)	$(5,894)	$505,454

Adjustments to reconcile net loss to net cash provided by operating activities:
Interest earned on funds held in trust	(1,173,244)	(13,652)	—	(1,186,896)
Increase in:
Accrued offering expenses	(88,272)	—	—	(88,272)
Other receivable	(1,631)	—	—	(1,631)
Deferred expenses	35,000	—	—	35,000
Accrued expenses- restated	493,364	144,243	3,204	640,811
Prepaid	(81,236)	—	—	(81,236)
Net cash used in operating activities	(167,765)	(6,315)	(2,690)	(176,770)

Cash flows from investing activities
Payment to trust account	(5,211,000)	(33,917,500)	—	(39,128,500)
Net cash used in investing activities	(5,211,000)	(33,917,500)	—	(39,128,500)

Cash flows from financing activities
Proceeds from:
Notes payable, stockholders	—	40,000	170,000	210,000
Initial sale of common stock	—	—	25,000	25,000
Private placement	—	800,000	—	800,000
Public offering	—	36,000,000	—	36,000,000
Underwriter’s option	—	100	—	100
Underwriter’s overallotment	5,400,000		—	5,400,000
Management option	3,825		—	3,825
Increase/(Decrease) in due to stockholder	(57,410)	54,460	—	(2,950)
Payment of notes payable, stockholders	—	(210,000)	—	(210,000)
Payment of interest on notes payable, stockholders- restated	(1,647)	(8,800)	—	(10,447)
Payment of offering costs	(189,000)	(2,043,637)	(127,134)	(2,359,771)
Net cash provided by financing activities	5,155,768	34,632,123	67,866	39,855,757

SHINE MEDIA ACQUISITION CORP.
(a development stage company)
STATEMENT OF CASH FLOWS
(Continued)

	For the Year ended December 31, 2007	For the Year ended December 31, 2006	For the period from June 24, 2005 (Inception) to December 31, 2005	For the period from June 24 , 2005 (Inception) to December 31, 2007
Net increase in cash & cash equivalents	(222,997)	708,308	65,176	550,487
Cash & cash equivalents, beginning of period	773,484	65,176	—	—
Cash & cash equivalents, end of period	$550,487	$773,484	$65,176	$550,487

Supplemental disclosures:
Interest paid- restated	$1,647	$8,800	$—	$10,447
Income tax paid	$63,164	$102,000	$—	$165,664

Supplemental disclosure of non-cash financing activity
Increase in accrued offering costs	$(135,000)	$777,932	$262,568	$1,004,829

See accompanying notes to financial statements

STATEMENT OF STOCKHOLDERS’ EQUITY
(a development stage company)
SHINE MEDIA ACQUISITION CORP.

	For the Period from June 24, 2005 (Inception) to December 31, 2007
					Deficit
					Accumulated
	Common Stock		Additional Paid-In	Comprehensive	During the	Stockholders'
	Shares	Amount	Capital	Gain/loss	Development Stage	Equity

Balance at June 24, 2005 (Inception)
Common shares issued at July 12,2005 at $0.02 per share	1,500,000	$150	$24,850	—	$—	$25,000
Net loss	—	—	—	—	(5,894)	(5,894)
Balance at December 31, 2005	1,500,000	150	24,850	—	(5,894)	19,106
Shares issued in private placement	133,333	13	799,985	—	—	800,000
Shares issued in public offering, net of offering costs	6,000,000	600	32,788,232	—	—	32,788,829
Shares reclassified to "common stock subject to possible redemption"	—	—	(6,600,198)	—	—	(6,600,198)
Net loss	—	—	—	—	(136,906)	(136,906)
Balance at December 31, 2006	7,633,333	$763	$27,012,869	—	$(142,800)	$26,870,831
Shares issued for underwriter's overallotment	900,000	90	5,210,910	—	—	5,211,000
Shares issued for management option	225,000	23	3,803	—	—	3,826
Shares reclassified to "common stock (179,910) subject to possible redemption"- restated	—	—	(1,462,726)	—	—	(1,462,726)
Deferred underwriter’s commission	—	—	(135,000)	—	—	(135,000)
Comprehensive Gain	—	—	—	19,390	—	19,390
Net income	—	—	—	—	648,254	648,254
Balance at December 31,2007	8,758,333	876	30,629,855	19,390	505,454	31,155,575

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

1. Organization, proposed business operations and summary of significant accounting policies

Nature of operations

Shine Media Acquisition Corp. (the “Company”) was incorporated in Delaware on June 24, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset or stock acquisition or other business combination, an operating company in the media and advertising industry in China.

At December 31, 2007, the Company had not yet commenced any operations. All activity through December 31, 2007 relates to the Company’s search process to acquire one or more operating businesses in the media and advertising industry with their principal operations and business in China. The Company has selected December 31 as its fiscal year-end.

The registration statement for the Company’s Public Offering was declared effective on December 20, 2006. The Company completed the Private Placement on that date and received net proceeds of $800,000. The Company consummated the Public Offering on December 27, 2006.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and Private Placement, although substantially all of the net proceeds of the Offering and Private Placement are intended to be generally applied toward consummating a business combination with one or more operating businesses. As used herein, a “target business” means an operating business in the media and advertising industry in China and a “business combination” shall mean the direct or indirect acquisition by the Company of the ownership or control of such a target business or businesses. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination.

On December 27, 2006, the closing date of the Public Offering, $33,917,500, which amount is approximately 94.2% of the gross proceeds of the Public Offering in the event of the Company’s liquidation (or $5.65 per unit for each of the public stockholders), was placed in a trust account (“Trust Account”) at JPMorgan Chase NY Bank, maintained by Continental Stock Transfer & Trust Company acting as trustee, and invested until the earlier of (i) the consummation of the Company’s first business combination; or (ii) the liquidation of the Company. This amount includes $900,000 of underwriting compensation to be paid to the underwriters, if and only if, a business combination is consummated. The liability for this $900,000 is included on the Company's balance sheet under accrued offering costs. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. The remaining $600,000 of net proceeds not held in the trust account and up to $600,000 of the interest earned on the trust account (net of taxes payable on such interest) may be used to fund our operations for the next 12 months and to consummate a business combination.

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that stockholders owning 20% or more of the Company’s common stock sold in the Public Offering (which excludes, for this purpose, those persons who were stockholders prior to the Public Offering,) vote against the business combination and exercise of their conversion rights, the business combination will not be consummated. All of the Company’s stockholders prior to the Public Offering, including all of the officers and directors of the Company (“Existing Stockholders”), have agreed to vote their 1,500,000 founding shares of common stock, the 133,333 shares comprising the units in the Private Placement and any shares of common stock acquired by them in the aftermarket in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to any business combination.

After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable.

With respect to the first business combination which is approved and consummated, any Public Stockholder who voted against the business combination may demand that the Company convert his or her shares into cash. The per share conversion price will equal the amount in the trust account (“Trust Account”) as of two business days prior to the date the proposed business combination is to be consummated (net of taxes payable), divided by the number of shares of common stock held by Public Stockholders at the consummation of the Public Offering. If 20% or more of the Public Stockholders elect to convert their shares into cash, then the Company will not be permitted to go forward with the business combination. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares sold in the Public Offering may convert their shares in the event of a business combination.

The Company’s fourth amended and restated certificate of incorporation provides for mandatory liquidation of the Company, without stockholder approval, in the event that the Company does not consummate a business combination within 18 months from the date of the consummation of the Public Offering, or 24 months from the consummation of the Public Offering if certain extension criteria have been satisfied. These liquidation provisions, which are also contained in the agreement governing the Trust Account, cannot be amended without the affirmative vote of 100% of the Public Stockholders, and the certificate of incorporation cannot be amended without the affirmative vote of 95% of the shares sold in the Public Offering. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Public Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Public Offering discussed in Note 2.)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Such cash and cash equivalents, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts.

Fair Value of Financial Instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company has adopted SFAS 123R and related FASB Staff Positions (“FSPs”) as of January 1, 2006 and will recognize stock-based compensation expense using the modified prospective method.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Basic and Diluted Earnings (Loss) Per Share

Earnings (loss) per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), “Earnings per share”. SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net income (loss) per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Basic and diluted income per share was $0.07 and $0.03, respectively for the year ended December 31, 2007. Basic and diluted income per share was $(0.09) for the year ended December 31, 2006.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Company’s operations is based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Recently issued accounting pronouncements

In September 2006, FASB issued SFAS 157 ‘Fair Value Measurements’. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating the effect of this pronouncement on the financial statements.

 In September 2006, FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)’ This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

1. A brief description of the provisions of this Statement
2. The date that adoption is required
3. The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Management is currently evaluating the effect of this pronouncement on the financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements. The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. Management is currently evaluating the effect of this pronouncement on the financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

2. Offering and Private Placement

On December 20, 2006, the Company’s officers and directors purchased, individually or through entities controlled by them, an aggregate of 133,333 units in the Private Placement at $6.00 per unit for an aggregate of $800,000.

On December 27, 2006, the Company consummated its Public Offering by selling 6,000,000 Units at a price of $6.00 per Unit to the public. Each Unit consists of one share of the Company’s common stock, $.0001 par value, and two Redeemable Common Stock Purchase Warrants (“Warrants”). Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing the later of the completion of a business combination with a target business or December 20,

2007 and expiring December 20, 2010. An additional 900,000 units may be issued on exercise of a 45-day option granted to the underwriters to cover any over-allotments. After the Warrants become exercisable, the Warrants will be redeemable by the Company at a price of $.01 per Warrant upon 30 days notice, but only in the event that the last sale price of the common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day before the Company sends the notice of redemption.

On January 25, 2007, the Company consummated the sale of 900,000 units pursuant to the exercise of the over-allotment option the Company granted to the underwriters of the Company’s initial public offering. The units were sold at an offering price of $6.00 per unit, generating aggregate gross proceeds of $5,400,000. After deducting the underwriting discounts and commissions, $5,211,000 was deposited into the trust account, which includes $135,000 of deferred underwriting compensation that will be paid to underwriters if a business combination is consummated.

All of the Company’s stockholders prior to the Public Offering waived their right to liquidation distributions with respect to the shares of common stock owned by them prior to the Public Offering, including the shares of common stock included in the units sold in the private placement. Accordingly, in the event of a liquidation, the amount in the Trust Account will be distributed to the holders of the shares sold in the Public Offering.

3. Cash in trust

On December 20 and December 27, 2006, the Company consummated the Private Placement and Public Offering of 133,333 units and 6,000,000 units, respectively. The net proceeds to us from the Public Offering and the Private Placement were $33,617,500, in addition, we obtained $900,000 of deferred underwriting compensation that will be paid to underwriters if a business combination is consummated . Of this amount, $600,000 was released to us to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing operating expenses, and the remaining balance of $33,917,500 was deposited into a Trust Account.

On January 25, 2007, the Company consummated the sale of 900,000 units pursuant to the exercise by the underwriters of the over-allotment option the Company granted to the underwriters in the Company’s Public Offering. After deducting the underwriting discounts and commissions, $5,211,000 was deposited into the Trust Account.

On December 28, 2006, the Company purchased $34,766,000 of a US Treasury Bill (T-Bill) which was due on June 28, 2007 which paid interest at an annualized interest rate of 4.83%. The total cost was $33,917,089. On January 25, 2007, $5,211,000 was used to purchase the same US T-Bill which paid interest at an annualized interest rate of 4.91%. On June 28, 2007, the balance of trust account was $40,089,063 which includes interest income from the US T-Bills that matured on June 28, 2007. On June 28, 2007, the Company withdrew $600,000 from the trust account for business, legal and accounting due diligence expenses on prospective business combinations and continuing operating expenses. After deducting $600,000 for working capital, $39,488,432 was reinvested for

3 months US T-Bill at an annualized interest rate of 4.60%. On September 28, 2007, the Company reinvested $39,953,218 to purchase 3 months US T-Bill at an annualized interest rate of 3.67%. On December 28, 2007, the Company reinvested $40,314,411.17 to purchase 3 months US T-Bill at an annualized interest rate of 3.22%.

As of December 31, 2007, there was $40,334,785 in the trust account.

4. Prepaid

In January 2007, the Company signed a Directors and Officers liability insurance contract which covers 18 months from December 20, 2006 to June 20, 2008. The total value of the contract is $105,000 and was paid in full in January 2007. This expense must be amortized within 18 months. As of December 31, 2007, the net balance is $35,000.

The Company prepaid $10,000 to its printer to cover the costs of SEC fillings and printing expenses related to the SEC fillings. As of December 31, 2007, the balance is $7,703.

The Company also prepaid $5,164 to the CEO and president as traveling and accommodation expenses.

5. Notes Payable, Stockholders

On July 12, 2005, the Company issued unsecured promissory notes to a member of its board of directors and an entity wholly-owned by another member of its board of directors, and totaling $170,000. On August 9, 2006, the Company issued unsecured promissory notes to members of its board of directors and its management team totaling $40,000. Each of the notes had an interest rate of 4% per annum. The notes were fully repaid with the proceeds of the Offering and Private Placement. The accrued interest payable as at December 20, 2006, was $10,447, of which $8,800 was paid to holders of the notes. The outstanding balance of interest of $1,647 was paid in March 2007. There were no outstanding promissory notes at December 31, 2007.

6. Accrued expenses

As of December 31, 2007, accrued expenses included audit fees of $8,532, legal fees of $19,060, traveling expense of $9,147 stock agent fee of $3,890 and provision for income tax of $589,735.

7. Due to Stockholders

On and before December 31, 2006, the board of directors and its management team advanced the Company $54,460 to fund the costs of the Public Offering. These advances bear no interest and have no definitive repayment terms. The company paid off all amounts due as of December 31, 2007.

8. Stockholders’ Equity

In connection with the Public Offering, the Company paid an underwriting discount of 3.5% of the gross offering proceeds and a nonaccountable expense allowance of 1.0% the gross offering proceeds, to the underwriters at the closing of the Public Offering. The underwriters have agreed to defer additional underwriting fees (inclusive of interest, net of taxes payable) equal to 2.5% of the gross proceeds of the offering, or approximately $900,000 (assuming no exercise of the over-allotment option), until the consummation of the initial business combination. On January 25, 2007, the Company consummated the sale of 900,000 units pursuant to the exercise of the over-allotment option the Company granted to the underwriters of the Company’s initial public offering. The underwriters also agreed to deposit $135,000 of deferred underwriting compensation into the trust account. Upon the consummation of the initial business combination, the Company will pay such deferred fees held in trust at JPMorgan Chase NY Bank, maintained by Continental Stock Transfer & Trust Company acting as trustee, and that amount will not be available for use to acquire an operating business. In the event that a business combination is not consummated within the required time period, that amount will be included in the distribution to the public stockholders of the proceeds held in trust.

On December 27, 2006, the Company sold to Merriman Curhan Ford & Co., the representative of the underwriters, for $100, a previously granted option to purchase up to a total of 360,000 units. This option is exercisable at $7.50 per unit commencing on the later of the consummation of a business combination and one year from the date of our prospectus and expiring 4 years from the date of our prospectus. This option also contains a cashless exercise feature that allows the holder or holders of the option to receive units on a net exercise basis. The units issuable upon exercise of this option are identical to those offered by our prospectus except that the warrants included in the option have an exercise price of $6.25 (125% of the exercise price of the warrants included in the units sold in the offering). The option and the 360,000 units, the 360,000 shares of common stock and the 720,000 warrants underlying such units, and the 720,000 shares of common stock underlying such warrants, have been deemed compensation by the National Association of Securities Dealers (“NASD”) and are therefore subject to lock-up under Rule 2710(g)(1) of the NASD Conduct Rules, pursuant to which the option may not be sold, transferred, assigned, pledged or hypothecated for a period of 180 days following the date of our prospectus. However, the option may be transferred to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.

The Company accounts for the fair value of the option, inclusive of the receipt of the $100 cash payment, as an expense of the offering resulting in a charge directly to stockholders’ equity and a credit to paid-in capital, and, accordingly, there will be no net impact on its financial position or results of operations, except for recording the receipt of the $100 payment at the time of the sale of the option. The Company estimates that the fair value of this option is $452,921 using the Black-Scholes option-pricing model. The fair value of the option is estimated using the following assumptions: (1) expected volatility of 28.0% (2) a risk-free interest rate of 4.92%, and (3) a contractual life of four years. However, because the units do not have a trading history, the expected volatility is based on information currently available to management. The expected volatility was derived by analyzing the volatility over a four-year period for the stock prices of selected companies listed in the USX China Index, a modified market capitalization average index comprised of U.S. exchange listed securities of companies which derive a majority of their revenues within China and taking the simple average of such volatilities. The selected companies used to calculate volatility are China Finance Online Co. Ltd. (JTJC), Hurray! Holding Co. Ltd. (HRAY), Kongzhong Corporation (KONG), Linktone Ltd. (LTON) and Ninetowns DigitalWorld Trade Holdings (NINE). The entire USX China Index was not used because many of the companies included in this index have market capitalizations much larger than that of a target business that we would acquire, and are therefore not accurate examples for purposes of estimating volatility. The assumption of a contractual life of four years is based on the maximum term during which the option may be exercisable, and during which the option may be sold, assigned, pledged or hypothecated, other than to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. Although an expected life of four years was used in the calculation of the fair value of the option, if the Company does not consummate a business combination within the prescribed time period and we liquidate, the option will become worthless.

On April 27, 2006 the Company granted options to its founding shareholders and directors to maintain their ownership of 20% of our outstanding shares (including the shares purchased in the private placement) after the Public Offering in the event that the underwriter exercised their over allotment option. Such options had an exercise price of $0.017 per share and vested upon the exercise of the over-allotment options given to the underwriter in the Public Offering. On January 25, 2007, the over-allotment option was fully exercised by the underwriters. Thereafter, our Pre-IPO Stockholders elected to fully exercise their options. The Company issued 225,000 shares of our common stock to those Pre-IPO Stockholders and received net proceeds of $3,825.

As of December 31, 2007, the Company authorized 89,000,000 shares of common stock, par value $0.0001 per share. Number of shares issued and outstanding was 8,758,333. Number of warrants issued and outstanding was 9,619,091.

9. Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors.

10. Commitments

Subsequent to December 20, 2006, effective day of our initial public offering, the Company has agreed to pay to Shine Media Group Limited, an affiliate of the Company’s Chief Executive Officer and President, an aggregate of $10,000 a month for 24 months for office space in Shanghai as well as certain administrative, technology and secretarial services expenses.

11. Common stock reserved for issuance

At December 31, 2007, 15,146,666 shares of common stock were reserved for issuance upon exercise of options and warrants.

12. Income taxes

The Company is governed by the Income Tax Laws of the PRC. Interest income in the United States of America is subject to the Federal & State tax laws of the country for income tax purposes.

Pursuant to the PRC Income Tax Laws, the Enterprise Income Tax (“EIT”) is at a statutory rate of 33%, which is comprises of 30% national income tax and 3% local income tax. However, since the Company has no revenues and only expenses, it has net operating losses in PRC. The Company has not recorded any deferred tax asset as it believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future.

The following is a reconciliation of income tax expense:

12/31/2007	U.S.	State	International	Total
Current	$589,735	$0	$0	$589,735
Deferred	—	—	—	—
Total	$589,735	$0	$0	$589,735

12/31/2006	U.S.	State	International	Total
Current	$0	$0	$0	$0
Deferred	—	—	—	—
Total	$0	$0	$0	$0

Reconciliation of the differences between the statutory U.S. Federal income tax rate and the effective rate is as follows:

	12/31/2007	12/31/2006
US statutory tax rate	34%	34%
PRC income tax	0%	0%
Effective rate	34%	34%

13. Restatement
Subsequent to the issuance of the Company's financial statements for the year ended December 31, 2007, the Company determined that certain transactions and presentation in the financial statements had not been accounted for properly in the Company's financial statements. Specifically, the common stock subject to possible redemption was not accounted properly. The Company decided to restate the financial statements for the year ended December 31, 2007 to give effect to the changes.

The effect of the restatements is as follows:

CONSOLIDATED BALANCE SHEET
	Reported	Restated
	2007	2007

Common stock subject to possible redemption-1,379,310 shares at redemption value	$6,182,624	$8,062,924

Paid-in capital in excess of par	32,510,155	30,629,855
Total stockholders’ equity	$33,035,875	$31,155,575

CONSOLIDATED STATEMENTS OF CASH FLOW
	Reported	Restated
	2007	2007

Accrued expenses	$491,717	$493,364
Net cash used in operating activities	(169,412)	(167,765)

Payment of interest on notes payable, stockholders	—	(1,647)
Net cash provided by financing activities	5,157,415	5,155,768

Supplemental disclosures:
Interest paid	—	1,647

CONSOLIDATED STATEMENTS OF CASH FLOW
	Reported	Restated
	2006	2006

Supplemental disclosures:
Interest paid	7,243	8,800

CONSOLIDATED STATEMENTS OF CASH FLOW	Reported	Restated
	For the	For the
	Period from June 24, 2005 (Inception) to December 31, 2005	Period from June 24, 2005 (Inception) to December 31, 2005

Supplemental disclosures:
Interest paid	3,204	—

CONSOLIDATED STATEMENTS OF CASH FLOW	Reported	Reported
	For the	For the
	Period from June 24, 2005 (Inception) to December 31, 2007	Period from June 24, 2005 (Inception) to December 31, 2007

Accrued expenses	$639,164	$640,811
Net cash used in operating activities	(178,417)	(176,770)

Payment of interest on notes payable, stockholders	(8,800)	(10,447)
Net cash provided by financing activities	39,857,404	39,855,757